Filed pursuant to Rule 433

Registration Statement No. 333-224198

November 19, 2019

Relating to

Preliminary Prospectus Supplement dated November 19, 2019 to

Prospectus dated April 9, 2018

S&P Global Inc.

Pricing Term Sheet

$500,000,000 2.500% Senior Notes due 2029

$600,000,000 3.250% Senior Notes due 2049

This pricing term sheet is qualified in its entirety by reference to the base prospectus, dated April 9, 2018 and the preliminary prospectus supplement, dated November 19, 2019 (together, the “Preliminary Prospectus”). The information in this pricing term sheet relates to the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	S&P Global Inc.

Security Description:	Senior unsecured

Guarantee:	The notes (as defined below) will be guaranteed by the Issuer’s subsidiary, Standard & Poor’s Financial Services LLC.

Distribution:	SEC-registered

Ratings*:	A3 (Moody’s) / A- (Fitch)

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to pay the purchase price for, and accrued and unpaid interest on, its 3.300% Senior Notes due 2020 (the “2020 Notes”) and its 6.550% Senior Notes due 2037 tendered and accepted for purchase pursuant to the tender offer launched November 19, 2019. Completion of the tender offer is contingent upon the completion of this offering. To the extent all of the 2020 notes are not tendered and purchased in the tender offer, the Issuer may, but is not obligated to, use a portion of any remaining proceeds from this offering to redeem all or a portion of the remaining 2020 notes.

$500,000,000 2.500% Senior Notes due 2029

Issue:	2.500% Senior Notes due 2029 (the “2029 notes”)

Principal Amount:	$500,000,000

Maturity Date:	December 1, 2029

Benchmark Treasury:	UST 1.750% due November 15, 2029

Benchmark Treasury Yield:	1.789%

Spread to Benchmark Treasury:	T+73 basis points

Yield to Maturity:	2.519%

Issue Price:	99.833%

Gross Proceeds:	$499,165,000

Coupon:	2.500%

Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2020

Call at Par:	On or after September 1, 2029 (the “par call date”)

Make-Whole Call:	Make-whole call UST + 12.5 bps at any time prior to the par call date (assuming that the 2029 notes matured on the par call date)

CUSIP:	78409V AP9

ISIN:	US78409VAP94

$600,000,000 3.250% Senior Notes due 2049

Issue:	3.250% Senior Notes due 2049 (the “2049 notes” and together with the 2029 notes, the “notes”)

Principal Amount:	$600,000,000

Maturity Date:	December 1, 2049

Benchmark Treasury:	UST 2.250% due August 15, 2049

Benchmark Treasury Yield:	2.260%

Spread to Benchmark Treasury:	T+103 basis points

Yield to Maturity:	3.290%

Issue Price:	99.240%

Gross Proceeds:	$595,440,000

Coupon:	3.250%

Interest Payment Dates:	June 1 and December 1 of each year, commencing June 1, 2020

Call at Par:	On or after June 1, 2049 (the “par call date”)

Make-Whole Call:	Make-whole call UST + 20 bps at any time prior to the par call date (assuming that the 2049 notes matured on the par call date)

CUSIP:	78409V AQ7

ISIN:	US78409VAQ77

Other Terms

Change of Control Trigger Event:	If a change of control trigger event occurs, unless the Issuer has exercised its right to redeem a series of the notes, it will be required to make an offer to purchase each series of notes at 101% of their principal amount plus accrued and unpaid interest to, but excluding, their repurchase.

Denominations/Multiple:	$2,000 x $1,000

Trade Date:	November 19, 2019

Settlement Date:	T+5; November 26, 2019**

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Scotia Capital (USA) Inc. Siebert Williams Shank & Co., LLC SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Delivery of the notes will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this pricing term sheet, which will be the fifth business day following the date of pricing (such settlement being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the day of pricing or on the next two business days will be required, by virtue of the fact that the notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain a copy of the preliminary prospectus supplement and prospectus from Goldman Sachs & Co. LLC, telephone: 866-471-2526 or email: prospectus-ny@ny.email.gs.com; BofA Securities, Inc., telephone: 800-294-1322 or email: dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc., telephone: (800) 831-9146 or email: prospectus@citi.com; or Morgan Stanley & Co. LLC, telephone: 212-761-6691 or email: prospectus@morganstanley.com.

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